Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES COMPLETES PRIVATE PLACEMENT OF FLOW-THROUGH COMMON SHARES

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

MONTREAL, December 6, 2005 – Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has completed a private placement offering of 1,500,000 common shares issued as "flow-through shares" pursuant to the *Income Tax Act* (Canada). The private placement was completed on an underwritten basis. Each flow-through share was sold at a price of CAN$5.00 for gross proceeds of CAN$7,500,000. The flow-through shares are subject to a four month hold period under applicable Canadian securities regulations. Following completion of the private placement, Richmont Mines has 20,988,053 common shares outstanding.

The net proceeds of the private placement will be used principally for exploration at the Island Gold project. Richmont Mines will cause an amount equal to the aggregate flow-through share proceeds from the offering to be expended on Canadian exploration expenses, which will qualify as "flow-through mining expenditures" within the meaning of the *Income Tax Act* (Canada).

Martin Rivard
President and CEO

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

- 30 -

Fore more information, contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620
Trading symbol: RIC	Listings: Toronto - Amex

Web site: www.richmont-mines.com

OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden hours per response…...6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of ___December___, 2005.

Commission File Number _____0-28816_____

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)
Date December 6, 2005	By Jean-Yves Laliberté (signed)
	(Signature)*
	Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.	Vice President, Finance

SEC 1815 (11-02)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.